United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement | Lisbon | October 02, 2015

Material fact disclosed by Oi

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375	Euronext (PHR). Information	Investor Relations Director
Registered in the Commercial	may be accessed on Bloomberg	ir@pharol.pt
Registry Office of Lisbon	under the symbol PHR PL.	Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or “Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76, informs its shareholders and the market in general that the period for (i) its shareholders to declare their intention to convert their preferred shares into common shares issued by the Company (“Voluntary Conversion”), as well as (ii) the offer to exchange (the “Exchange Offer”) American Depositary Shares representing preferred shares (“Preferred ADSs”) for American Depositary Shares representing common shares (“Common ADS”) expired as of October 1, 2015.

According to preliminary information received from the São Paulo Stock Exchange (“BM&FBovespa”), Banco do Brasil (the registrar of the Company’s shares), and The Bank of New York Mellon (the U.S. exchange agent for the Exchange Offer), the Company confirms that the condition of the Voluntary Conversion that 2/3 of the outstanding preferred shares, excluding treasury shares, elect to participate in the conversion, has been met.

As requested by New York Stock Exchange, the Company informs that it has received a preliminary confirmation by The Bank of New York Mellon that 67,460,254 Preferred ADSs, or 62.0% of the outstanding Preferred ADSs, representing 67,460,254 preferred shares, or 14.3% of the outstanding preferred shares, have been tendered for exchange for Common ADSs in the Exchange Offer.

The Company intends to issue a Notice to the Market containing the final results and the proposed timetable for the next steps to be taken concerning the Voluntary Conversion as soon as the final tabulation of the participating preferred shares and Preferred ADSs is completed.

Rio de Janeiro, October 2, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.